Exhibit 99.2

Managers’ transactions announcement according to article 19 MAR

Biofrontera AG: Managers’ transactions announcement according to article 19 MAR

Leverkusen (pta027/03.08.2020/11:45) - Announcement

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ms Dr. Montserrat Foguet Roca
2	Reason for the notification
a)	Position/status	Another manager
Senior VP, Regulatory Affairs and Production
b)	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Biofrontera AG
b)	LEI	391200D6GFSVFGFQTL13
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument	Share
	Identification code	DE0006046113
b)	Nature of the transaction	Another
Granting of 70,575 subscription rights in connection with the issue of a qualified subordinated mandatory convertible bond
c)	Price(s)	Volume(s)
	0.00 EUR	0.00 EUR
d)	Aggregated price	Aggregated volume
	0.00 EUR	0.00 EUR
e)	Date of the transaction	31.07.2020 UTC+1
f)	Place of the transaction	Outside a trading venue

(Ende)